06051397

DSTATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED AUG 3 1 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

SEC FILE NUMBER
8- 52814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~The Vertical Group~~ ON The Verticle Trading Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 5th Ave., 6th FL.
(No. and Street)

New York, NY 10016
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Schaffer, (212) 918-1202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff, Trattner and CO. P.C.
(Name – *if individual, state last, first, middle name*)

1225 Franklin Ave, Garden City, NY 11530
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED SEP 15 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Schaffer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Vertical Group, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

ANDREW ACT[illegible]
Notary Public, State of New York
No. 01AC5062780
Qualified in New York County
Commission Expires [illegible] 2010

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE VERTICAL TRADING GROUP, LLC
(FORMERLY THE VERTICAL GROUP, INC.)

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
The Vertical Trading Group, LLC
(Formerly The Vertical Group, Inc.)

We have audited the accompanying statement of financial condition of The Vertical Trading Group, LLC (the "Company") formerly The Vertical Group, Inc., as of December 31, 2005, and the related statements of operations, changes in stockholder and member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Vertical Trading Group, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 22, 2006

THE VERTICAL TRADING GROUP, LLC
(FORMERLY THE VERTICAL GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 30,826
Money market at clearing agent	814,259
Equity securities held at clearing agent (at market value)	1,124,331
Equity securities owned (at market value)	52,985
Fixed assets -net of accumulated depreciation of of $9,366	2,350
Organization costs, less accumulated amortization of $6,918	-
Prepaid expenses and other current assets	18,000
TOTAL ASSETS	$ 2,042,751

LIABILITIES AND MEMBER'S EQUITY

Equity securities sold, not yet purchased	$ 144,082
Loan payable	97,880
Accounts payable and accrued expenses	271,260
Total Liabilities	513,222
COMMITMENTS AND CONTINGENCIES	
MEMBER'S EQUITY	1,529,529
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,042,751

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(FORMERLY THE VERTICAL GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Income	
Trading Income	$ 2,524,908
Unrealized trading losses	(156,183)
Interest and dividend income	32,434
Other income	6,027
Total income	2,407,186
Expenses	
Communication and data processing	648,353
Employee compensation, benefits and trading commissions	984,892
Clearing fees	308,333
Administrative and general (including interest expense of $5,938)	172,657
Professional fees	16,071
Depreciation and amortization expense	7,718
Total expenses	2,138,024
Net income	$ 269,162

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(FORMERLY THE VERTICAL GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER AND MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Stockholder's Equity				
	Common Stock (1)	Paid-in Capital	Retained Earnings	Member's Equity	Total
Balance - January 1, 2005	$ 1,000	$ 2,859,138	$ (1,968,696)	$ -	$ 891,442
Capital contributions		456,975			456,975
Net Income from January 1st to September 30, 2005			78,522		78,522
Reorganization into LLC	(1,000)	(3,316,113)	1,890,174	1,426,939	-
Capital Distributions				(88,050)	(88,050)
Net Income from October 1st to December 31, 2005	-	-	-	190,640	190,640
Balance - December 31, 2005	$ -	$ -	$ -	$ 1,529,529	$ 1,529,529

(1) 10,000 shares authorized, issued and outstanding at $.10 par value.

See Accompanying Notes and Auditors' Report

THE VERTICAL TRADING GROUP, LLC
(FORMERLY THE VERTICAL GROUP, INC.)
STATEMENT OF CASH FLOWS
DECEMBER 31, 2005

Cash Flows From Operating Activities		
Net Income		$ 269,162
Adjustments to reconcile net income to net cash used by operating activities		
Unrealized trading losses	$ (156,183)	
Depreciation and amortization	7,718	
Payment of expenses by parent company	119,743	
Change in assets and liabilities:		
Money market account held with clearing agent	(814,259)	
Securities purchased net of securities sold	(35,680)	
Securities sold not yet purchased	118,496	
Prepaid expenses and other current assets	(10,000)	
Accounts payable and accrued expenses	39,886	
Total adjustments		(730,279)
Net Cash Used by Operating Activities		(461,117)
Cash Flows From Financing Activities		
Repayment of margin loan (net)	(100,191)	
Proceeds from short-term loan	33,618	
Capital contributions	249,182	
Net Cash Provided by Financing Activities		182,609
NET DECREASE IN CASH		(278,508)
CASH -BEGINNING		309,334
CASH - END		$ 30,826

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 5,938

NON-CASH FINANCING ACTIVITIES

Capital contributions by parent through payments of expenses on behalf of the Company	$ 119,743

See Accompanying Notes and Auditors' Report

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

The Vertical Trading Group, LLC (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for its parent and its customers. The company is a successor in interest to The Vertical Group, Inc. through a tax free exchange effective October 2005. The Company is a registered broker/dealer with the Securities & Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of trading income from sale of stocks traded on various stock exchanges on behalf of institutional customers and on behalf of the Company's parent. The Company maintains an office in New York City, New York. The Vertical Group, Inc. was formed as a corporation in Florida in March 2000. The Vertical Trading Group, LLC was formed as a single member LLC in New York State in August 2005. Both companies are wholly-owned subsidiaries of RAS Holdings, LLC (the "Parent").

REVENUE RECOGNITION

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company's parent and the Company's customers are recorded on a trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and

THE VERTICAL TRADING GROUP, LLC
(FORMERLY THE VETICAL GROUP, INC.)

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFF-BALANCE SHEET RISK

In the normal course of business the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

2. ORGANIZATION COSTS

The Company incurred organization costs in the amount of $6,918 in 2002. The balance has been fully amortized over sixty months through the end of 2005.

3. FIXED ASSETS

Major classes of fixed assets consist of the following:

	estimated useful life-years	
Computer equipment and software	2-3	$ 11,716
Less: Accumulated depreciation		9,366
Net fixed assets		$ 2,350

4. INCOME TAXES

Federal and state income taxes have not been provided because the company is considered a disregarded entity for tax purposes whose income or loss are passed through to its parent company, RAS Holdings LLC and its members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital of $1,000,000. At December 31, 2005, the Company had net capital of $1,340,529 which was $340,529 in excess of its required net capital of $1,000,000. The Company's ratio of aggregate indebtedness to net capital is .38 to 1.

6. LOAN PAYABLE - BANK

The Company has a line of credit facility with a bank for $100,000. Interest is due monthly at prime rate plus 1%. Interest expense for the year amounted to $5,938.

7. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for office space in New York City with its previous clearing agent for a six-month period expiring on May 31, 2006. The lease calls for minimum monthly rental payments of $3,900 plus other occupancy costs.

Previously, the Company occupied the same space on a month-to-month basis paying clearing fees which included occupancy costs.

Rent expense for the year 2005 amounted to $3,900.

As of December 31, 2005, the future minimum lease payment under the non-cancelable lease is as follows:

Year Ended December 31,	
2006	$ 19,500

THE VERTICAL TRADING GROUP, LLC
(FORMERLY THE VERTICAL GROUP, INC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$ 1,529,529
Less: Non-allowable net assets	189,000
Net Capital	$ 1,340,529

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$ 1,340,529
Minimum dollar net capital requirement	$ 1,000,000
Excess net capital	$ 340,529
Excess net capital at 1000%	$ 1,289,207
Ratio: Aggregate indebtedness to net capital	38%

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

THE VERTICAL TRADING GROUP,LLC
(FORMERLY THE VERTICAL GROUP, INC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2005

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity - January 1, 2005	$ 891,442
Capital contributions	368,925
Net income for the year ended December 31, 2005	269,162
Total ownership equity - December 31, 2005	1,529,529
Less: Non-allowable assets	189,000
Audited net capital	1,340,529
Net capital per Focus Report Part IIA	1,354,080
Difference	$ 13,551
Difference due to adjustments to accrued expenses, cash and other assets	$ 13,551

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Offices
New York, New York
Hauppauge, New York

To the Board of Directors of
The Vertical Trading Group, LLC
(Formerly The Vertical Group, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of The Vertical Trading Group, LLC (the "Company") formerly The Vertical Group, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions for Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co. P.C.

Garden City, New York
February 22, 2006